December 21, 2021

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Eiko Yaoita Pyles
        Andrew Blume

Re:     Brown-Forman Corporation
Form 10-K for the Fiscal Year Ended April 30, 2021
Filed June 21, 2021
File No. 001-00123

Ladies and Gentlemen,

Brown-Forman Corporation (the “Company,” “we,” “us,” “our”) submits this letter in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated November 18, 2021 (the “Comment Letter”), with respect to the above referenced filing. For convenience, we have provided the heading and text of the comment in the Comment Letter followed by our response.

Form 10-K for the Fiscal Year Ended April 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note your response to prior comment 1. The adjustment for “estimated net change in distributor inventories” appears to change the recognition method of your GAAP measures from a sell-in approach to a sell-through approach, and therefore, appears to substitute individually tailored recognition and measurement methods for those of GAAP. Please remove this adjustment from future filings or explain why you do not believe it represents a tailored accounting measure.

BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM

Response

We acknowledge the Staff’s comment and advise the Staff that in future filings we will remove this adjustment. What follows is a brief description of what we plan to disclose in future filings:

•We will revise our future filings to exclude the impact of “estimated net change in distributor inventories” from the calculation of underlying results. For example, on the table on page 40 of our fiscal 2021 Form 10-K (“2021 Form 10-K”), the second column from the right will be omitted and the “underlying” column will be updated to reflect that change. This change will apply to all calculations of underlying results throughout our future filings.
•We will cease using the term “underlying” and instead use the term “organic.” We believe the term “organic” more accurately reflects the remaining components of growth after adjusting for foreign exchange and acquisitions and divestitures.
•In future filings, we will add the following description of the “estimated net change in distributor inventories” (e.g., Definitions section on page 32 of our 2021 Form 10-K).
•“Estimated net change in distributor inventories.” We generally recognize revenue when our products are shipped or delivered to customers (See Note 1 to the Consolidated Financial Statements for details on our accounting policies, including revenue recognition). In the United States and certain other markets, our customers are distributors that sell downstream to retailers and consumers. We believe that our distributors’ downstream sales more closely reflect actual consumer demand than do our shipments to distributors. Our shipments increase distributors’ inventories, while distributors’ depletions (as described above) reduce their inventories. Therefore, it is possible that our shipments do not coincide with distributors’ downstream depletions and merely reflect changes in distributors’ inventories. Because changes in distributors’ inventories could affect our trends, we believe it is useful for investors to understand those changes in the context of our operating results.
•We plan to continue to discuss the impact of changes in distributor inventory in the Management’s Discussion and Analysis and Results of Operations section of our future filings, when appropriate. We believe this disclosure provides investors with certain information needed to understand the impact of the estimated net change in distributor inventory on our historical results and the potential impact that the estimated net change in distributor inventory is reasonably likely to have on our future results.
•In future earnings releases furnished to the SEC, we plan to include one or more supplemental schedules that provide the period-over-period estimated net change in distributor inventories for both our (i) our geographic areas (e.g., column 5 of pg. 40 of our fiscal 2021 Form 10-K) and (ii) our product categories and brands (e.g., column 5 of pg. 42 of our 2021 Form 10-K). The supplemental schedule may also include the “estimated net change in distributor inventories” row in the tables on page 44-46 from our 2021 Form 10-K. Such supplemental schedules will only include key performance indicators concerning the estimated change in distributor inventories; they will not
BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM

include financial measures or an adjusted sales number. We will simply provide this metric that is helpful for understanding the impact of changes in distributor inventories on future trends.

If you have any questions or require any additional information, please contact me at 502-774-7287 or via e-mail at Leanne_Cunningham@B-F.com.

Sincerely,

/s/ Leanne Cunningham

Leanne Cunningham
Senior Vice President,
Chief Financial Officer

cc:
Kelli Nelson Brown, Senior Vice President and Chief Accounting Officer
Jaileah X. Huddleston, Vice President, Associate General Counsel and Corporate Secretary

BROWN-FORMAN CORPORATION 850 DIXIE HIGHWAY, LOUISVILLE, KY 40210 WWW.BROWN-FORMAN.COM